Penn Mutual Variable Annuity Account III

600 Dresher Road

Horsham, Pennsylvania 19044

November 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Alison T. White

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File Nos. 333-62811 and 811-03457)

Ladies and Gentleman:

On behalf of The Penn Mutual Life Insurance Company (“Penn Mutual”), and its separate account, Penn Mutual Variable Annuity Account III (the “Registrant”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-4, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2011 (via EDGAR Accession No. 0001193125-11-269322) (the “N-4 Filing”). The N-4 Filing is being withdrawn because on October 27, 2011, and at the request of the SEC, the Registrant filed a new registration statement on Form N-4 that replaces in full the N-4 Filing. No securities were sold in connection with the N-4 Filing.

Should you have any questions or comments, please do not hesitate to call Michael Berenson at 202.739.5450.

Sincerely,

PENN MUTUAL VARIABLE ANNUITY ACCOUNT III

    (Registrant)

By:	THE PENN MUTUAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Eileen C. McDonnell
Eileen C. McDonnell President and Chief Executive Officer